CEMEX, S.A.B. de C.V.
Avenida Ricardo Margáin Zozaya #325
Colonia Valle del Campestre
Garza García, Nuevo León
México 66265

October 1, 2014

VIA FEDERAL EXPRESS AND EDGAR
Mr. Terence O’Brien
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E., Mail Stop 4631
Washington, D.C. 20549

RE:	CEMEX, S.A.B. de C.V.
Form 20-F for the year ended December 31, 2013
Filed April 28, 2014
File No. 1-14946

Ladies and Gentlemen:

On behalf of CEMEX, S.A.B. de C.V. (the "Company"), this letter provides responses to the comment letter from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated September 3, 2014 (the "Comment Letter"), in connection with the Company's annual report on Form 20-F for the year ended December 31, 2013 (the "2013 20-F"), filed with the Commission on April 28, 2014.  The Company's response to the comment raised by the Staff in the Comment Letter is set forth below. For the convenience of the Staff, we have repeated the Staff's comment before the corresponding response.

Form 20-F for the Year Ended December 31, 2013

Consolidated Financial Statements

Note 16. Financial Instruments
16D) Derivative Financial Instruments, page F-65
IV. Options on CEMEX’s own shares, page F-66

1.
We note you cancelled the derivative liabilities accrued until December 31, 2012 for the conversion options embedded in the 2015, 2016 and 2018 Convertible Notes against stockholders’ equity in connection with the change in the parent company’s functional currency. Please provide us an analysis of the basis in IFRS of recording the cancellation of the liabilities against equity rather than through profit and loss. In addition, we note that you recorded an increase of Ps3,027 to other equity reserves during the year ended December 31, 2013 on your statement of changes in stockholders’ equity as a result of the change in the parent company’s functional currency. Please reconcile this amount to the amounts disclosed in Note 16D to your financial statements related to these Convertible Notes. In this regard, please clarify whether this increase includes an amount removed from other equity reserves related to the mandatorily convertible securities upon the change in your parent’s company functional currency, and if so, also provide your analysis under IFRS for this accounting.

RESPONSE: As a result of the change in the Parent Company’s functional currency, we reassessed the classification of the 2015, 2016 and 2018 Convertible Notes (the “Convertible Notes”) and concluded that the options embedded in the Convertible Notes were no longer financial derivative instruments, and that classification as equity instruments was appropriate in accordance with IAS 32 Financial Instruments: Presentation. Paragraph 16E of IAS 32 provides guidance on puttable instruments and instruments that impose on the entity an obligation to deliver a pro rata share of the net assets of the entity only on liquidation. However, there is no explicit guidance on reclassifications as a result of a change in the functional currency. Therefore, the write-off of the liabilities associated with the embedded call options in our Convertible Notes was a difficult decision that required significant judgment from management considering the substance of the transactions.

The Company considered that as a result of the change in the Parent Company’s functional currency, the Convertible Notes changed from plain debt instruments with embedded derivatives into compound instruments having a liability component and an equity component under IAS 32. The Company also assessed that had the Convertible Notes been issued under the new functional currency, the fair value of the conversion option representing the equity component would have been recognized in equity. Moreover, the Company evaluated that, for accounting purposes, the new compound instruments initiated on January 1, 2013, the effective date of the change in the Parent Company’s functional currency. The Company therefore considered the conversion upon maturity guidelines in IAS 32 (which effectively result in the extinguishment of any existing options through the conversion procedures originally included in the terms of the Convertible Notes), under which the equity instrument is measured at the carrying amount of the liability component and no gain or loss is recognized on reclassification. The Company also considered, by analogy, the guidance in IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments whereby the fair value of equity instruments issued is considered to be consideration paid and the difference between such amount and the carrying amount of the financial liability is recognized in profit or loss.

Due to the lack of guidance in IFRS with respect to reclassifications from financial liabilities to equity instruments, the Company determined to establish an accounting policy, which is to be applied consistently, in accordance with the guidance in IAS 32 for conversion at maturity of convertible notes, thereby reclassifying the carrying amount of the financial liability to equity without any gain or loss being recognized. Our conclusions are mainly driven by the fact that in our scenario, there were no negotiations with holders of the Convertible Notes or any discharge of the Company’s obligations with respect to the Convertible Notes or changes in the cash flows of the instrument from the noteholders’ perspective (as would be the case in situations falling within the scope of IFRIC 19). Instead, the change in functional currency is a relevant change in the composition of the reporting entity, requiring reassessment of the instrument, as is the case in transactions which fall within the scope of IAS 32 guidance (such as changes in effective terms of an instrument without any amendments to its contractual terms).

Conversely, with respect to the mandatorily convertible securities, and consistent with the Company’s final determinations detailed in the paragraphs above, the Company considered that effective on January 1, 2013, such mandatorily convertible securities changed from a compound instrument having a debt component and an equity component into a plain debt instrument with an embedded derivative. Therefore, the Company recognized the required liability as of January 1, 2013 at the fair value of the conversion option and derecognized the original equity instrument component with no gain or loss recognized.

The Company notes for the Staff that the effects related to the embedded derivatives and compound instruments explained in Note 16D and detailed above resulting from the change in the Parent Company’s functional currency were recognized net of their deferred income tax effects in accordance with IAS 12, as disclosed in the second bullet of Note 2A on page F-11, in the Company’s description of its non-cash transactions during the period. In addition, the Company acknowledges that the reader must infer that the liability associated with the mandatorily convertible securities as of January 1, 2013 is recognized against other equity reserves for approximately US$29 million by analysis of the liability as of December 31, 2013, for approximately US$39 million and the loss recognized through profit or loss during the year of approximately US$10 million. The Company also notes for the Staff that the convenience translation peso amounts disclosed between parentheses differ slightly from the actual peso amounts recognized in the financial statements due to the rounding to the nearest million used for disclosure in the notes to the financial statements.

As requested by the Staff, the reconciliation of the amounts disclosed in Note 16D and the increase in equity related to the change in the Parent Company’s functional currency of Ps3,027 million included in the Company’s statement of changes in stockholders’ equity is as follows:

		Ps millions
Write-off of liability associated with 2016 and 2018 Convertible Notes	Ps	3,862
Write-off of liability associated with 2015 Convertible Notes		828
Set up of liability associated with mandatorily convertible securities 1		(365)
Related deferred income tax effect recognized directly in equity 2		(1,298)
	Ps	3,027

1	Approximately US$28.4 million using an exchange rate of Ps12.85 per U.S.$1.00 as of December 31, 2012, and minor effects from rounding to the nearest million.

2	Applying the average statutory income tax rate of 30%.

Considering the comments of the Staff, the Company acknowledges that it can improve its disclosure in future filings by providing in Note 16D amounts before and after deferred income tax effects and by providing in all cases balances at the beginning and end of the period, in order to allow the reader to easily tie the amounts in the Notes with the financial statements. An example of such modified disclosure is set forth below. For reference of the Staff, new or modified disclosure is presented underlined:

(Pages F-66, F-67)
IV.	Options on CEMEX’s own shares
On March 15, 2011, in connection with the offering of the 2016 Convertible Notes and the 2018 Convertible Notes and to effectively increase the conversion price for CEMEX’s CPOs under such notes, CEMEX, S.A.B. de C.V. entered into a capped call transaction, after antidilution adjustments, over approximately 166 million ADSs (97 million ADS maturing in March 2016 and 69 million ADSs maturing in March 2018), by means of which, for the 2016 Convertible Notes, at maturity of the notes in March 2016, if the price per ADS is above US$10.0314, CEMEX will receive in cash the difference between the market price of the ADS and US$10.0314, with a maximum appreciation per ADS of US$4.6299. Likewise, for the 2018 Convertible Notes, at maturity of the notes in March 2018, if the price per ADS is above US$10.0314, CEMEX will receive in cash the difference between the market price of the ADS and US$10.0314, with a maximum appreciation per ADS of US$6.1732. CEMEX paid a total premium of approximately US$222. As of December 31, 2013 and 2012, the fair value of such options represented an asset of approximately US$353 ($4,607) and US$226 ($2,899), respectively. During 2013, 2012 and 2011, changes in the fair value of these instruments generated a gain of approximately US$127 ($1,663) and a gain of approximately US$155 ($1,973) and a loss of approximately US$153 ($1,906), respectively, recognized within “Other financial income (expense), net” in the statements of operations. In addition, until December 31, 2012 considering that the currency in which the notes are denominated and the functional currency of the issuer differed, CEMEX separated the conversion options embedded in the 2016 Convertible Notes and the Convertible 2018 Notes and recognized them at fair value, which as of December 31, 2012, resulted in a liability of approximately US$301 ($3,862). Changes in fair value of the conversion options generated a loss in 2012 for approximately US$243 ($3,078) and a gain in 2011 of approximately US$279 ($3,482). Effective January 1, 2013, in connection with the change of the Parent Company’s functional currency described in note 2D, which among other effects aligned the functional currency of the issuer with the currency in which the instruments are denominated, the conversion options embedded in the 2016 Convertible Notes and the 2018 Convertible Notes ceased to be treated as stand-alone derivatives at fair value through the statement of operations. The liability accrued until December 31, 2012 of approximately Ps3,862 (Ps2,971 net of deferred income tax effects) was cancelled against other equity reserves in stockholders’ equity.

On March 30, 2010, in connection with the offering of the 2015 Convertible Notes and to effectively increase the conversion price for CEMEX’s CPOs under such notes, CEMEX, S.A.B. de C.V. entered into a capped call transaction, after antidilution adjustments over approximately 62 million ADSs maturing in March 2015, by means of which, at maturity of the notes, CEMEX expected that if the price per ADS was above US$11.6236, CEMEX would receive in cash the difference between the market price of the ADS and US$11.6236, with a maximum appreciation per ADS of US$4.4706. CEMEX paid a premium of approximately US$105. On January 13, 2014, CEMEX initiated amendments to this transaction (note 26). As of December 31, 2013 and 2012, the fair value of such options represented an asset of approximately US$94 ($1,228) and US$58 ($751), respectively. During 2013, 2012 and 2011, changes in the fair value of this contract generated a gain of approximately US$36 ($465), a gain of approximately US$47 ($594) and a loss of approximately US$79 ($984), respectively, which were recognized within “Other financial income (expense), net” in the statements of operations. In addition, until December 31, 2012, considering that the currency in which the notes are denominated and the functional currency of the issuer differed, CEMEX separated the conversion option embedded in the 2015 Convertible Notes and recognized it at fair value, which as of December 31, 2012, resulted in a liability of approximately US$64 ($828). Changes in fair value of the conversion option generated a loss of approximately US$56 ($708) in 2012 and a gain of approximately US$97 ($1,211) in 2011. As mentioned in the paragraph above, effective January 1, 2013, the conversion option embedded in the 2015 Convertible Notes ceased to be treated as stand-alone derivative at fair value through the statement of operations. The liability accrued until December 31, 2012 of approximately Ps828 (Ps637 net of deferred income tax effects) was cancelled against other equity reserves in stockholders’ equity.

Conversely, in connection with the mandatorily convertible securities (note 16B); considering i) the aforementioned change in the functional currency of the Parent Company effective January 1, 2013 and ii) that the currency in which such mandatorily convertible securities are denominated and the functional currency of the issuer differ, CEMEX separated now the conversion option embedded in such instruments and recognizes it at fair value, which as of December 31, 2013, resulted in a liability of approximately US$39 ($506). Changes in fair value of the conversion option generated in 2013 a loss of approximately US$10 ($135). CEMEX recognized the liability associated with the fair value of the embedded conversion options as of January 1, 2013, the effective date of the change in the Parent Company’s functional currency, of approximately Ps365 (Ps281 net of deferred income tax effects) against other equity reserves in stockholders’ equity.

*          *          *          *

Acknowledgment Statement

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter or require any further information, please contact Adam G. Waitman at (212) 735-2896 of our U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP.

Very truly yours,

By:	/s/ José Antonio Gonzalez
Name:	José Antonio Gonzalez
Title:	Chief Financial Officer